Exhibit 99.1

Cellectis Announces Oral and Poster Presentations of Allogeneic CAR T-Cell Programs at the 2019 ASGCT Annual Meeting

- Oral presentation to include preclinical UCARTCS1A data in Multiple Myeloma

- Poster presentation to focus on improved manufacturing for allogeneic CAR T-cells

NEW YORK--(BUSINESS WIRE)--April 17, 2019--Regulatory News:

Cellectis (Euronext Growth: ALCLS - Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), announces several presentations at the upcoming 2019 American Society of Gene and Cell Therapy (ASGCT) Annual Meeting that will be held from April 29 to May 2, 2019 in Washington, DC. Details on date and times of presentations can be found below.

An oral presentation will demonstrate the potential of UCARTCS1A as a treatment approach for patients with Multiple Myeloma. This presentation follows the recent clearance of the UCARTCS1A IND by the FDA, IRB approvals as well as clinical batch release.

A poster presentation will showcase Cellectis’ allogeneic CAR T-cell manufacturing expertise, focusing on a novel, straightforward and efficient strategy to generate Universal CAR T-Cells. This exemplifies how Cellectis’ cutting-edge gene editing and cell engineering capabilities can be leveraged to improve key features of our product candidates.

Furthermore, Julianne Smith, Ph.D., Vice President of Translational Sciences, will be participating in a corporate review session at the Gene Editing Workshop on Sunday, April 28, 2019 from 5:00 PM to 6:00 PM EDT. Julianne will also be giving a presentation entitled “Allogeneic Gene-Edited CAR T-Cells: From Preclinical to Clinical Proof of Concept” on Tuesday, April 30 from 8:00 AM to 8:30 AM EDT during the Scientific Symposium “Towards the Holy Grail of Cancer Gene Therapies: Universal Cells, Targeted Vectors and Solid Tumor CART Efficacy”.

Finally, Philippe Duchateau, Ph.D., Chief Scientific Officer of Cellectis, will be participating in the Scientific Symposium “Innovation in First Time in Human Study Clinical Studies" held on Monday, April 29 with a presentation titled "Universal Gene-Edited CAR T-Cell Immunotherapy" from 9:30 AM to 10:00 AM EDT.

Oral presentation details:

  UCARTCS1A: Allogeneic CAR T-Cells Targeting CS1 as Treatment for Multiple Myeloma

Roman Galetto1, Rohit Mathur2, Mathilde Dusseaux1, Isabelle Chion-Sotinel1, Jing Yang2, Diane Le Clerre1, Stephanie Filipe1, Sattva Neelapu2, Julianne Smith3, Agnès Gouble1

1Cellectis SA, Paris, France
2MD Anderson Cancer Center, Houston, TX, USA
3Cellectis Inc, New York, NY, USA

Monday, April 29 – 3 :45 PM - 4 :00 PM EDT
CAR-T Cell Therapies for Cancer Session
Room: International Ballroom West
Abstract Number: 139

Poster presentation details:

  A Straightforward and Efficient Strategy to Generate Universal CAR T-Cells

Alexandre Juillerat1, Ming Yang1, Diane Tkach1, Mohit Sachdeva1, Alex Boyne1, Julien Valton1, Laurent Poirot2, Philippe Duchateau2

1Cellectis, Inc., 430E, 29th street, New York, NY 10016, USA
2Cellectis, 8 rue de la croix Jarry, 75013 Paris, France

Wednesday, May 1 – 5 :00 PM - 6 :00 PM EDT
Cell Therapies III Session
Room: Columbia Hall
Abstract Number: 874

Abstracts are available on the ASGCT website. The two abstract presentations (oral and poster) to be presented at the 2019 ASGCT Annual Meeting will be available on the Cellectis website after May 1, 2019.

About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 19 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells.

Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by Cellectis.

Disclaimer

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2018 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

CONTACT:
Media contacts:
Jennifer Moore, VP of Communications, 917-580-1088, media@cellectis.com
Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241, ckasunich@kcsa.com

IR contact:
Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com